Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

September 2, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Esq., Legal Branch Chief
Chris Chase, Esq.

Re:	CafePress Inc.
Registration Statement on Form S-1
File No. 333-174829

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Registrant” or the “Company”), we respectfully inform the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on a supplemental basis that the Registrant currently estimates a preliminary offering price within the range of $9.00 to $13.00 per share for the Registrant’s common stock to be issued in connection with the above-referenced filing. Due to the volatile and uncertain market conditions, the Registrant does not have a more specific price range at this time. However, the Registrant confirms that it expects to provide a more narrow preliminary price range in the preliminary prospectus and that such preliminary price range will fall within the broader range set forth above. The Registrant further confirms that it will also provide the more narrow preliminary price range and related disclosure, including the number of primary and secondary shares and completed “Capitalization,” “Dilution,” and “Principal and selling stockholders” tables to the Staff on a supplemental basis and in advance to allow the Staff sufficient time to review the complete disclosure prior to any distribution of any preliminary prospectus.

The Registrant also provides the following information for the Staff’s consideration in connection with the significant factors contributing to the differences between the fair value of the Registrant’s common stock and the preliminary price range on each of the following grant dates: May 7, 2010, August 6, 2010, November 5, 2010, February

September 2, 2011

10, 2011, May 4, 2011 and August 4, 2011. Each of the valuation dates reflect non-marketability discounts related to the lack of a public market for the common stock. The Registrant factored this non-marketability discount into each of its value assessments during this period, but did so in a manner that resulted in smaller non-marketability discounts on the dates that were closer to the date on which the Registrant began the process of pursuing an initial public offering. In addition, prior to June 2011, the option pricing model was used to allocate value to the Registrant’s common stock. As there was a very wide range of possible future exit events, forecasting specific probabilities and potential values associated with any future events was considered highly speculative and imprecise. As such, the Registrant relied primarily upon the option pricing model in order to allocate the total invested capital allocated to debt and the respective classes of equity. As of June 2011, the Registrant began to utilize the probability weighted expected return model because of the increased likelihood of an initial public offering.

The Registrant’s preliminary estimate of the price range for the Registrant’s common stock is $9.00-$13.00 per share. As is typical in initial public offerings, the estimated price range was determined based upon discussions between the Registrant and the underwriters and was not based on a formal valuation of fair value, nor was the price range available at any of the valuation dates. Factors considered in determining the preliminary initial public offering price range include prevailing market conditions, estimates of the Registrant’s business potential and earnings prospects, the Registrant’s historical operating results, market valuations of companies deemed comparable to the Registrant and an assessment of risks and opportunities.

The Registrant believes that the differences in the fair value of its common stock and the estimated price range are due to the difference in purpose and methodology as discussed above, as well as events occurring in the periods presented. In all cases, the fair value of the common stock was determined by the Board of Directors, taking into account the most recent contemporaneous independent valuations performed, as well as other factors, including the Registrant’s financial condition and results of operations relative to its operating plan during the relevant period, forecasts of its financial results and overall market conditions, the market value of the stock or other equity interests of similarly situated companies and likelihood of achieving a liquidity event, such as an initial public offering, given then-prevailing market conditions.

The Registrant notes that the performance of the financial markets generally has a significant impact on the valuation of the common stock and the fluctuations in the fair value thereof. The Registrant further notes that the non-marketability discount applied to its common stock decreased from 20% at May 7, 2010 and August 6, 2010, to 17.5% at November 10, 2010 and February 2011, to 10% at May 4, 2011 and to 7.5% at August 4, 2011. This decrease in the non-marketability discount reflects a

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reduction in the expected time to a liquidity event and the reduced uncertainty of a liquidity event occurring.

In May 2011, the Registrant granted options to purchase an aggregate of 1,257,375 shares of its common stock at an exercise price of $7.05 per share. The $7.05 per share exercise price reflects a difference of $1.95 or 21.7% between the then-fair value of the common stock and the $9.00 low end of the current price range, $3.95 or 35.9% from the $11.00 midpoint of the current price range and $5.95 or 45.8% from the $13.00 high end of the current price range. The variance between the fair value of the Registrant’s common stock and the preliminary price range was primarily due to uncertain market and economic conditions and proximity and likelihood of a liquidity event. Specifically, the continued uncertainty regarding the strength and duration of the economic recovery and the continued fragility of the financial markets made the probability of a liquidity event uncertain.

In August 2011, the Registrant granted options to purchase an aggregate of 212,000 shares of its common stock at an exercise price of $9.40 per share. The $9.40 per share exercise price is higher than the $9.00 low end of the current price range, and reflects a difference of $1.60 or 14.5% from the $11.00 midpoint of the current price range, and $3.60 or 27.7% from the $13.00 high end of the current price range. The fair value of the Registrant’s common stock reflected the increased likelihood and timing of an initial public offering, taking into account the Registrant’s filing of its registration statement on Form S-1 in June 2011. As noted above, the $9.40 fair value is above the low end of the preliminary price range. In addition, the variance from the midpoint and high end of the range reflects the continued market turbulence and fragile economic recovery as well as a 7.5% non-marketability discount. The undiscounted amount, excluding the non-marketability discount, equates to $10.16 per share, a difference of $0.84 or 7.6% from the $11.00 current midpoint of the $9.00- $13.00 preliminary price range estimate.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino

September 2, 2011

Monica Johnson
Kirsten Mellor, Esq.
Martin A. Wellington, Esq.
C.F. Pearson